AMTD Global Markets Limited

23/F-25/F, Nexxus Building

41 Connaught Road

Central, Hong Kong

Loop Capital Markets LLC

111 West Jackson Boulevard, Suite 1901

Chicago, Illinois 60604

U.S.A.

Tiger Brokers (NZ) Limited

Level 16, 191 Queen Street

Auckland Central

New Zealand, 1010

Prime Number Capital LLC

14 Myrtle Drive

Great Neck, New York 11021

U.S.A.

R. F. Lafferty & Co., Inc.

40 Wall Street, 19th Floor

New York, New York 10005

U.S.A.

As representatives of the prospective underwriters

VIA EDGAR

July 2, 2020

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jan Woo, Legal Branch Chief
Mr. Mitchell Austin, Staff Attorney
Mr. Robert Littlepage, Accounting Branch Chief
Ms. Claire DeLabar, Staff Accountant

Re:	BlueCity Holdings Limited (CIK No. 0001791278) (the “Company”)
Registration Statement on Form F-1 (File No. 333-239205)
Registration Statement on Form 8-A (File No. 001-39364)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on July 7, 2020, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between July 1, 2020 and the date hereof, copies of the Company’s Preliminary Prospectus dated July 1, 2020 were distributed as follows: approximately 255 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

AMTD Global Markets Limited
Loop Capital Markets LLC
Tiger Brokers (NZ) Limited
Prime Number Capital LLC
R. F. Lafferty & Co., Inc.

As representatives of the prospective underwriters

AMTD GLOBAL MARKETS LIMITED

By:	/s/ Tim Fang
Name:	Tim Fang
Title:	Managing Director

[Underwriters’ Acceleration Request]

LOOP CAPITAL MARKETS LLC

By:	/s/ Sidney Dillard
Name:	Sidney Dillard
Title:	Partner

[Underwriters’ Acceleration Request]

TIGER BROKERS (NZ) LIMITED

By:	/s/ Vincent Cheung
Name:	Vincent Cheung
Title:	Chief Executive Officer

[Underwriters’ Acceleration Request]

PRIME NUMBER CAPITAL LLC

By:	/s/ Xiaoyan Jiang
Name:	Xiaoyan Jiang
Title:	Founder & Chairwoman

[Underwriters’ Acceleration Request]

R. F. LAFFERTY & CO., INC.

By:	/s/ Robert Hackel
Name:	Robert Hackel
Title:	COO

[Underwriters’ Acceleration Request]

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